

July 30, 2010

Carl J. Laurino
Chief Financial Officer
The Manitowoc Company, Inc.
2400 Soiuth 44th Street
Manitowoc, Wisconsin 54221-0066

      RE: **The Manitowoc Company, Inc.**
                  Form 10-K for the Fiscal Year ended December 31, 2009
                  Filed March 1, 2010
                  File No. 1-11978

Dear Mr. Laurino:

We have reviewed your response dated July 23, 2010 and additional filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing any additional filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 1. Company and Basis of Presentation, page 48

1.   We note your response to prior comment 1 and disclosure of the correction of an error in your previously issued financial statements. We note that you have not filed the Form 8-K required to be filed by Item 4.02. Please file the required Item 4.02 of Form 8-K as it relates to those previously identified corrections of an error in your previously issued financial statements.

2.   In this regard, in future filings in which you present previously issued financial statements that include corrections of an error, to help investors clearly identify the impact of the restatements, please label all columns and captions that were impacted by the restatement as "Restated".

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Jeffrey Jaramillo, Accounting Branch Chief, at (202) 551-3212 with any other questions.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief